Exhibit 99.1

Curaleaf Relocates Deerfield, IL Dispensary and Opens Doors to Adult-Use Customers

The Company’s new location features a convenient curbside pickup option for medical patients only

WAKEFIELD, Mass., Oct. 13, 2022 -- Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer products in cannabis, today announced that it has relocated its Deerfield dispensary to 677 Lake Cook Road, Deerfield, IL 60015, and expanded the location’s operations to serve adult-use customers.

Curaleaf Deerfield is dedicated to providing premium quality products for adult-use customers while continuing to serve patients enrolled in the Illinois medical program. The new location has implemented additional measures to prioritize licensed medical patients including a secure online ordering system and a curbside pickup option for medical patients only.

The dispensary celebrates its soft opening today, and will follow with an official grand opening event on Thursday, October 20, commencing with a ribbon cutting ceremony at 9:50 a.m. and featuring festivities throughout the day including limited-time discounts and swag giveaways.

“As we expand access to high quality cannabis products and service, we’re excited to open the doors to adult-use customers at our new location in Deerfield,” said Matt Darin, CEO of Curaleaf. “Curaleaf remains committed to Illinois state medical patients, as demonstrated by our convenient curbside pickup option which enables our team to provide a streamlined cannabis retail experience exclusively for medical patients.”

For more information regarding Curaleaf's dispensary opening in Illinois, along with product offerings and hours of operation, please visit https://curaleaf.com/dispensary/illinois.

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, and Grassroots provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 21 states with 144 dispensaries, 29 cultivation sites, and employs over 6,000 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

FORWARD-LOOKING STATEMENTS

This media advisory contains forward–looking statements and forward–looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward–looking statements and information concerning the relocation of a dispensary in Deerfield, Illinois. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed March 9, 2022, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

INVESTOR CONTACT

Curaleaf Holdings, Inc.

Camilo Lyon, Chief Investment Officer

IR@curaleaf.com

MEDIA CONTACT

Curaleaf Holdings, Inc.

Tracy Brady, SVP Corporate Communications

media@curaleaf.com